UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 7)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

VOLCOM, INC.

(Name of Subject Company)

VOLCOM, INC.

(Names of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92864N101

(CUSIP Number of Class of Securities)

S. Hoby Darling

Senior Vice President, Strategic Development, General Counsel

Volcom, Inc.

1740 Monrovia Avenue

Costa Mesa, California 92627

(949) 646-2175

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Cary K. Hyden

Michael A. Treska

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Volcom, Inc. (“Volcom” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2011 and amended on May 23, 2011, May 24, 2011, June 2, 2011, June 8, 2011, June 10, 2011 and June 17, 2011 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Transfer Holding, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of PPR S.A., a “société anonyme à conseil d’administration” (a corporation with a board of directors) (“PPR”), to purchase all of the outstanding common stock, par value $0.001 per share, of Volcom (the “Shares”), at a price of $24.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated May 11, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by PPR and Purchaser with the SEC on May 11, 2011. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding to the end the following:

Completion of the Offer.

On June 23, 2011, PPR and Volcom issued a joint press release announcing that at 5:30 p.m., New York City time, at the end of June 22, 2011 the subsequent offering period under the Offer expired as scheduled. Computershare Trust Company, N.A., the depositary for the Offer, has advised PPR and Purchaser that, as of such time, an aggregate of approximately 3,692,991 Shares were validly tendered into the subsequent offering period, and Purchaser has accepted for payment all validly tendered Shares. Including those Shares purchased in the initial offering period under the Offer, Purchaser now owns a total of approximately 21,379,147 Shares, representing approximately 87.4% of the outstanding Shares. Payment for all such Shares has been or will promptly be made in accordance with the terms of the Offer.

In accordance with the Merger Agreement, PPR intends to acquire all remaining Shares and complete the acquisition of Volcom by means of a merger of Purchaser with and into Volcom, whereby Volcom will become an indirect wholly owned subsidiary of PPR. In the Merger, each outstanding Share (other than any Shares held by Volcom, PPR, Purchaser and any of their respective subsidiaries, and any Shares held by stockholders who validly exercise their appraisal rights in connection with the Merger under Delaware law) will be converted into the right to receive $24.50 in cash, without interest and less any applicable withholding taxes. From and after the Effective Time, all such Shares will no longer be outstanding and will automatically be cancelled and will cease to exist, and each holder of a Share will cease to have any rights with respect thereto, except the right to receive for each such Share $24.50 in cash, without interest and less any applicable withholding taxes.

PPR plans to exercise its Top-Up Option pursuant to the terms of the Merger Agreement to acquire 15,256,551 newly issued Shares at a purchase price per Share equal to the offer price of $24.50. Following the exercise of the Top-Up Option, PPR expects to complete the Merger on an expedited basis pursuant to the short-form merger procedure available under Delaware law and in accordance with the terms of the Merger Agreement. Following the Merger, the Shares will no longer be listed on the Nasdaq Global Select Market.

On June 23, 2011, PPR and Volcom issued a joint press release announcing the results and expiration of the subsequent offering period under the Offer. A copy of the press release is attached hereto as Exhibit (a)(5)(E), and the information set forth in the press release is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(E)	Joint press release issued by PPR S.A. and Volcom on June 23, 2011 (incorporated by reference to Exhibit (a)(5)(H) to Schedule TO-T/A of PPR S.A. and Transfer Holding, Inc., filed with the SEC on June 23, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VOLCOM, INC.

By:	/s/ S. Hoby Darling
Name: Title:	S. Hoby Darling Senior Vice President, Strategic Development, General Counsel

Dated: June 23, 2011

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